SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

CNH GLOBAL N.V.

The sole purpose of this amendment on Form 6-K/A is to correct a typographical error that appeared in Voting Agreement, dated December 11, 2012, by and between Exor S.p.A. (“Exor”) and CNH Global N.V. (the “Voting Agreement”), included as Exhibit 99.1 to the Form 6-K that was furnished to the Securities and Exchange Commission by CNH on December 12, 2012. The number of ordinary shares of Fiat Industrial S.p.A. held by Exor as of the date of the Voting Agreement, identified in brackets as 333,159,883 in the first paragraph of the Voting Agreement, has been replaced with the number 366,927,900, with no brackets. No other amendments have been made.

List of Exhibits:

Exhibit 99.1	Voting Agreement, dated December 11, 2012, by and between Exor S.p.A. and CNH Global N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

January 22, 2013